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Exhibit 4.60

Contacts: Denis Couture Vice-President, Public Affairs & Communications (416) 982-7020
Lars-Eric Johansson Executive Vice-President & Chief Financial Officer (416) 982-7139

n e w s    r e l e a s e

NORANDA'S REPORTS FIRST QUARTER LOSS OF $29 MILLION BEFORE
PREVIOUSLY-REPORTED RESTRUCTURING CHARGES OF $30 MILLION

TORONTO, April 23, 2003 — Noranda Inc. today reported a first quarter loss of $29 million ($0.15 per common share) before a previously-reported after-tax restructuring charge of $30 million related to the Company's magnesium plant shutdown. The net loss is $59 million or $0.27 per common share. The Company reported earnings of $8 million ($0.01 per common share) for the same period in 2002.

In addition to the restructuring charge, related to the closure of the Magnola magnesium plant, the quarter's results reflect the negative impact of the stronger Canadian dollar, higher energy prices and the labour strike at the Horne smelter.

Highlights

  •
  Began ramp-up of the recently increased capacity at the Altonorte smelter. Throughput increased 75% year-over-year.

  •
  EBITDA increased by almost 9% year over year, notwithstanding increased energy costs of $23 million and a stronger Canadian dollar affect of $15 million.

  •
  Realized nickel prices were US$3.83 compared to US$2.84 in the first quarter of 2002.

  •
  Signed new three-year collective agreements with employees at the Brunswick Mine and the Brunswick Smelter.

  •
  Expanded electronic hardware recycling business into Canada.

  •
  Continued reduction of capital investments with $45 million lower year-over-year expenditures.

  •
  Raised $300 million through the issue of preferred shares — $150 million was funded in March and the balance in April 2003.

Commentary

"On an operating basis, Noranda's results are beginning to benefit from the restructuring and cost containment measures taken over the last eighteen months," said Derek Pannell, Noranda's President and Chief Executive Officer. "We are working to find a solution to the Horne labour strike so that similar profitability improvements can be applied to the Canadian Copper and Recycling business unit."

Consolidated Results

Higher revenues from improved metal prices were offset by the stronger Canadian dollar versus the U.S. dollar as well as the strike at the Horne smelter. The results of the first quarter 2002 include 100% of the CEZ refinery, 51% of which was sold in May of that year, and the Gaspé smelter which was closed at the end of April 2002.

Operating costs decreased by approximately $29 million compared to the first quarter last year. Increased costs related to energy prices and the ramp-up of the Phase III expansion at the Altonorte smelter were more than offset by the CEZ refinery sale and Gaspé smelter shutdown.

The cost to purchase raw materials was lower in the period reflecting a lower level of purchases on account of the strike at the Horne smelter and the closure of Gaspé.

Corporate and general administration, exploration and research expenses totalled $29 million for the quarter. This is a reduction of $9 million from the total recorded in the first quarter 2002 and reflects the restructuring measures taken in these areas.

Depreciation, amortization and reclamation expenses of $173 million were recorded in the quarter. These expenses are estimated to total approximately $715 million for the year as the ramp-up continues at the new projects.

Restructuring charges recorded in the quarter relate to closure costs incurred at the magnesium plant which ceased operations in mid-April.

The increase in net interest expense from $35 million to $58 million is mostly attributed to the expensing of interest associated with new projects that was previously capitalized.

OPERATIONS

Copper

The Copper business reported operating income (earnings before interest, taxes and minority interest) of $54 million in the quarter compared to $51 million in the comparable period of 2002. The LME price averaged US$0.75 per pound, an increase of almost 6% over the first quarter of 2002.

At the Antamina mine, throughput at the mill averaged 71,374 tonnes per day in the quarter compared to 70,094 tonnes in the first quarter and 69,517 tonnes in the fourth quarter of 2002. Average grades of 1.32% copper and 1.54% zinc exceed those of the first quarter of 2002. All units of equipment that were damaged in the sediment flow in November 2002 were repaired and have been put back in operation.

Collahuasi's mine production was slightly below first quarter 2002 levels as a result of lower grades. Cathode production of 6,900 tonnes was higher than that of last year of 6,400 tonnes. The expansion of the Collahuasi concentrator and the transition of mining operations to the Rosario orebody continued as scheduled. At the end of the quarter, project progress was 31%. The project will enable Collahuasi to maintain its copper production at levels similar to that of its first three years of operation.

Production from the Lomas Bayas mine, of 14,600 tonnes of refined copper, was above plan for the quarter and similar to last year's levels.

At the Altonorte smelter, construction of the expansion project was completed and the ramp-up phase began in early January. To date, the operation is performing well. Concentrate throughput, for the quarter, of over 133,000 tonnes exceeded last year's levels by 75%.

Canadian Copper and Recycling

The Canadian Copper and Recycling business produced an operating loss of $22 million in the quarter compared to a loss of $13 million in the comparable period of 2002.

The impact on operating income from the strike at the Horne smelter has been estimated at approximately $10 million for the quarter.

Processing trials between the Horne smelter and the Kidd Metallurgical Division continued during the quarter as part of the review of options to address the profitability issues concerning the Canadian metallurgical operations. Refined copper production for the business unit was approximately 70% of last year's first quarter level. The reduction is due to the labour strike and the closure of the Gaspé smelter. Silver and gold output were also affected by the fire at the Brunswick silver refinery.

Negotiations with the union at the Horne smelter resumed at the end of February following discussions during which Noranda reviewed its strategic plan for the smelter and its need to eliminate 125 unionized positions as part of its cost reduction measures.

Production from the Kidd Mine was slightly lower than for the corresponding period of 2002. Copper cathode production for the period was above last year's due in large part to the process trials mentioned above, while zinc production was similar to first quarter 2002 levels.

The Kidd Creek zinc plant will be shut down for approximately nine weeks, from June 30th to September 2nd for market and supply-related reasons. Maintenance will be conducted during the first three weeks of the outage with the remainder taken as vacation.

During the quarter, the Company announced the expansion of its recycling of electronic materials business to Canada with the investment in a new material separation plant in Brampton, Ontario. The plant is expected to be operational by the summer of this year and will process approximately one million pounds a month of end-of-life electronics after its ramp-up.

Nickel

The Nickel business produced operating income of $71 million in the quarter compared to $17 million in the comparable period of 2002. The LME nickel price averaged US$3.79 per pound for the quarter, a 34% improvement over the first quarter 2002 average of US$2.82 per pound.

The Sudbury mines operated on plan during the quarter but at lower rates than the corresponding period of 2002, due to lower mine tonnages and grades. In the third quarter, the Craig and Fraser Mines are expected to operate throughout the summer months while the Mill will shut down from June 29th to July 7th and from July 24th to August 1st inclusive. The Lockerby and Thayer Lindsley Mines will each be down for approximately two weeks beginning July 20th and extending to August 5th.

At Raglan, metal production improved over first quarter 2002 levels as higher ore grades compensated for lower mine tonnages.

At the Sudbury smelter, metal output increased from a year ago, with better recoveries offsetting lower concentrate tonnages. The smelter is expected to take a maintenance and vacation shutdown from June 22nd to August 4th inclusive.

The Nikkelverk refinery operated at a higher level than in the first quarter of 2002, establishing a new record for the production of precious metals. However, production during the second quarter will be affected by the shutdown of the BCL smelter in Botswana earlier this year. The refinery's overall production target remains at 72,000 tonnes of nickel for 2003.

Production at Falcondo was higher than a year ago, as operations were shut down for a portion of the first quarter of 2002. However, production was lower than plan due mainly to disruptions in the oil supply at the beginning of the year, which have now been resolved.

Zinc

The Zinc business recorded an operating loss of $34 million in the quarter compared to a loss of $11 million in the same period last year, which included results from the CEZ refinery. The LME zinc price averaged US$0.36 per pound in the quarter, essentially unchanged from that of the first quarter 2002.

At the Brunswick Mine, mill throughput averaged 9,829 tonnes per day compared to 9,675 tonnes in the first quarter of 2002. Recoveries of 88.73% also exceeded last year's average 87.1%.

At the Brunswick Smelter, operations in silver refinery were halted as a result of a fire in late January. This has resulted in a build-up of metals in process. The plant will be rebuilt and is expected to be fully operational in November of this year.

Operations at Bell-Allard Mine were running very well during the quarter. Zinc production of 25,300 tonnes exceeded last year's by over 32%.

Employees at the Brunswick smelter ratified a new three-year collective agreement, which included an increase in the pension program, a progressive increase in benefits and a freeze on wages and premiums for the life of the contract.

The new three-year collective agreement which was ratified by the employees of the Brunswick mine includes provisions for an average wage increase of 9.6% over the life of the agreement and improvements to the benefits and pension programs.

Aluminum

The Aluminum business produced operating income of $15 million in the quarter compared to $16 million in the same quarter of 2002. The impact of higher prices for natural gas reduced the Aluminum business operating income by $4 million. The LME aluminum price for the quarter averaged US$0.63 per pound, essentially unchanged from the first quarter a year ago. At the Primary smelter, the production of 61,000 tonnes of aluminum was on plan and exceeded last year's levels by approximately 8%.

At Norandal, sales of aluminum foil and sheet increased by over 23% as production volumes increased at each of the plants and market share in targeted segments continued to grow. Overall fabrication spreads averaged about the same as last year, with increases in light-gauge products and lower spreads on some of the heavier gauges.

Other Operations

The shutdown of the Magnola magnesium plant is now largely completed and the equipment is currently being prepared for an extended period of closure. As previously announced, pre-tax costs related to this closure of $42 million were recorded in the period.

The continued availability of wheel inventory owned by producers who have since exited the business continued to impact the market for American Racing Equipment (ARE). As a result, ARE recorded a loss for the quarter of $9 million compared to a loss of $4 million in 2002.

FINANCIAL RESOURCES AND LIQUIDITY

Cash generated from operations, before changes in working capital, amounted to $160 million compared to $217 million a year ago. Cashflow for the quarter was negatively affected by the shutdown of the magnesium plant.

Investments in capital projects totalled $152 million for the quarter. The Company expects total investments for the year to approximate $780 million with the major commitments being the deepening of the Kidd Mine D, the transition and expansion of the Collahuasi facility and the development of the Montcalm nickel/copper project. Noranda's wholly-owned operations and joint ventures share of these expenditures are expected to amount to approximately $140 million for the full year 2003.

During the quarter, Noranda issued six million cumulative preferred shares to the public for gross proceeds of $150 million. The shares pay a 6.50% annual dividend. Proceeds from the issue were used to reduce the Company's revolving bank debt.

At the end of the quarter, cash resources stood at $402 million and net debt at $4.6 billion representing 48% of total capitalization. At year-end 2002 the net debt was $4.8 billion, or 50% of total capitalization. Consolidated undrawn and committed bank lines stood at $920 million at quarter end.

In addition, Noranda will issue a further $150 million of preferred shares prior to April 30, 2003 pursuant to a previously-announced underwriting commitment provided by Brascan Corporation. These preferred shares will pay an 8% annual dividend and will be redeemable by Noranda at any time without penalty. The proceeds will be used together with available cash to repay the US$200 million of debentures due in June 2003 which will improve the net debt to total capitalization ratio to approximately 47%.

OTHER DEVELOPMENTS

At the Nickel Rim South project in Sudbury, Ontario, the drilling program continues with five machines currently on site. Drilling results this year have been better than anticipated with detailed assay results pending on a number of recently drilled holes.

The current drilling program will be completed by the end of the second quarter and it is anticipated that a decision to proceed with an underground exploration program will be made before the fourth quarter. As of December 31, 2002 an inferred resource of 6.3 million tonnes of 1.7% nickel and 3.4% copper had been estimated, including a significant high grade footwall resource consisting of 3.8 million tonnes of 1.7% nickel, 5.1% copper, 3.3 g/t platinum, 3.8 g/t palladium and 2.3 g/t gold.

OUTLOOK

"We anticipate more of the challenging environment for our industry over the next few quarters. Our plan to meet these conditions remains one of cost and cash containment. Noranda has the staying power to weather this multi-year trough and will benefit significantly when prices turn around," concluded Pannell.

DIVIDEND

        The following dividends have been declared:

Security	Dividend Amount	Record Date	Payable Date
Common shares	$0.20 per share	May 30, 2003	June 15, 2003
Preferred Series F shares	Floating rate	May 30, 2003	June 12, 2003
Preferred Series F shares	Floating rate	June 30, 2003	July 12, 2003
Preferred Series F shares	Floating rate	July 31, 2003	August 12, 2003
Preferred Series G shares	$0.38125 per share	July 15, 2003	August 1, 2003
Preferred Series H shares	$0.43333 per share	May 15, 2003	June 30, 2003

ANNUAL GENERAL MEETING AND WEBCAST

The Company's Annual General Meeting will be held on Wednesday, April 23, 2003 at 10:00 am Eastern Standard Time at The Design Exchange, Trading Floor, 234 Bay Street, Toronto. The meeting will be webcast live on the internet via www.noranda.com.

QUARTERLY WEBCAST

Noranda will be holding its quarterly teleconference on Wednesday, April 23, 2003 at 1:00 pm Eastern Standard Time. The call will be broadcast live on the internet via www.noranda.com.

This news release contains forward-looking statements concerning the Company's business and operations. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

Note: This press release is also available at www.noranda.com. All dollar amounts are in Canadian dollars unless otherwise noted.

ATTACHMENTS

NORANDA INC.

CONSOLIDATED RESULTS

($ millions)

	First Quarter
	2003	2002
Revenues(1)	1,585	1,635

Operating expenses
Cost of operations	740	769
Purchased raw materials	586	614
Corporate and general administration	18	20
Exploration	6	11
Research	5	7
Other operating income	(3)	—

	1,352	1,421

Operating income before depreciation and restructuring costs	233	214
Depreciation, amortization and reclamation	173	182
Magnesium and other restructuring costs	43	—

Operating income	17	32
Interest expense, net	58	35
Tax recovery	(9)	(23)
Minority interest in earnings of subsidiaries	27	12

Net income (loss)	(59)	8
Dividend on preferred shares	4	4

Income (loss) attributable to common shares	(63)	4
Basic and Diluted Earnings (Loss) per common share — $	$(0.27)	$0.01

Noranda Inc. has approximately 242.9 million common shares outstanding as at March 31, 2003

(1)
Revenues for the 2003 first quarter include $1 million (2002 — nil) as the Company's share of earnings in the Noranda Income Fund.

NORANDA INC.

CONSOLIDATED BALANCE SHEETS

($ millions)

	Mar. 31 2003	Dec. 31 2002
Assets
Currrent assets
Cash and cash equivalents	402	463
Accounts receivable	896	752
Inventories	1,405	1,415

	2,703	2,630
Capital assets	7,846	8,169
Investments and other assets	424	407
Future income tax asset	275	242

	11,248	11,448

Liabilities and Shareholders' Equity
Current Liabilities
Bank advances and short-term notes	36	39
Accounts and taxes payable	1,118	1,137
Debt due within one year	482	490

	1,636	1,666
Long-term debt — wholly-owned operations	2,088	2,219
— partially-owned subsidiaries and projects	2,350	2,514
Liability element of convertible debentures	27	29
Future income tax liability	326	319
Other deferred credits	626	579
Minority interest in subsidiaries	1,172	1,154
Shareholders' equity (Note 7)	3,023	2,968

	11,248	11,448

NORANDA INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS

($ millions)

	First Quarter
	2003	2002
Cash realized from (used for):
Operations
Cash flow from operations, before working capital	160	217
Change in operating working capital	(182)	(168)

	(22)	49

Investment activities
Capital expenditures	(152)	(197)
Investments and advances	—	(33)
Sale of assets and investments	2	4

	(150)	(226)

Financing activities
Long-term debt, including current portion	8	290
Share purchase plan repayment	—	1
Issue of preferred shares	146	—

	154	291

Dividends	(43)	(63)

Cash generated/(used)	(61)	51
Cash, beginning of period	463	285

Cash, end of period	402	336

NORANDA INC.

PRODUCTION VOLUMES

		First Quarter		Fourth Quarter
		2003	2002	2002
Mine Production (tonnes, except as noted)
Copper
Kidd Creek		10,718	10,888	12,650
Matagami		2,003	1,859	1,883
Brunswick		2,386	2,220	2,394
INO		9,061	9,546	9,151
Antamina	(33.75%)	24,457	26,059	28,332
Collahuasi	(44%)	44,211	46,067	45,723
Lomas Bayas		14,572	14,769	15,421
Other		6,489	5,194	5,119

		113,897	116,602	120,673

Zinc
Kidd Creek		21,172	25,630	24,259
Brunswick		70,798	69,494	70,600
Matagami		25,284	19,134	21,728
Antamina	(33.75%)	24,168	22,165	18,176
Other		1,972	2,007	2,053

		143,394	138,430	136,816

Nickel		12,961	14,142	13,776
Ferronickel		6,887	3,102	6,091
Lead		18,425	19,113	18,982
Silver — 000 ounces
Kidd Creek		739	1,208	916
Brunswick		1,482	1,639	1,535
Matagami		97	90	117
Antamina	(33.75%)	685	655	620
Other		69	61	79

		3,072	3,653	3,267

Metal Production (tonnes, except as noted)
Refined copper
CCR		43,026	82,922	59,612
Kidd Creek		36,959	33,794	36,059
Nikkelverk		8,535	8,194	9,280
Collahuasi	(44%)	6,862	6,429	6,876
Lomas Bayas		14,572	14,769	15,421

		109,954	146,108	127,248

Copper anodes
Gaspé		—	23,135	—
Horne		28,267	48,329	30,367
Kidd Creek		36,768	36,207	35,955
Altonorte		41,093	24,306	43,966

		106,128	131,977	110,288

Refined zinc
Kidd Creek		37,935	37,785	38,592
CEZ (Noranda Income Fund)	(100% — basis)	62,055	62,348	68,388

		99,990	100,133	106,980

Refined nickel
Nikkelverk		20,563	17,057	21,296
Falcondo		6,887	3,102	6,091

		27,450	20,159	27,387

Primary aluminum		61,126	56,814	60,496
Fabricated Aluminum		36,925	29,964	31,542
Refined lead		24,466	25,399	28,348
Refined gold — 000 ounces		270	314	191
Refined silver — 000 ounces		8,668	12,447	7,963

NORANDA INC.

SALES VOLUMES & REALIZED PRICES

		First Quarter		Fourth Quarter
		2003	2002	2002
Metal Sales (tonnes, except as noted)
Copper
CCR		47,154	98,064	59,318
Kidd Creek		28,773	25,410	31,370
Nikkelverk		14,470	15,627	13,764
Antamina (concentrates)	(33.75%)	22,414	28,776	25,812
Collahuasi	(44%)	44,429	42,029	49,757
Lomas Bayas		14,578	15,939	15,600

		171,818	225,845	195,621

Zinc
Kidd Creek		35,517	35,073	39,719
Antamina (concentrates)	(33.75%)	15,400	23,031	14,408
Brunswick/Matagami (concentrates)		78,027	34,657	71,776

		128,944	92,761	125,903

CEZ (Noranda Income Fund)	(100% — basis)	58,599	60,857	67,512
Nickel		20,390	18,768	20,468
Ferronickel		6,536	543	7,164
Aluminum
Primary Aluminum — shipments		59,852	59,811	61,313
Norandal — shipments		36,925	29,964	31,542
Lead		18,469	24,017	30,391
Gold — 000 ounces		236	272	253
Silver — 000 ounces
CCR		9,082	11,910	8,614
Kidd Creek		1,204	378	1,235
Antamina	(33.75%)	575	602	530

		10,861	12,890	10,379

Average Realized Prices — ($U.S. per pound, except as noted)
Copper		0.76	0.70	0.72
Copper — Falconbridge		0.78	0.74	0.72
Zinc		0.41	0.42	0.40
Zinc — Falconbridge		0.39	0.39	0.38
Nickel		3.83	2.84	3.28
Ferronickel		3.65	2.68	3.19
Aluminum		0.68	0.65	0.65
Lead		0.24	0.25	0.21
Gold ($US per ounce)		354.63	289.59	319.49
Silver ($US per ounce)		4.72	4.49	4.52
Silver — Falconbridge ($US per ounce)		4.69	4.44	4.54
Exchange Rate (US$1 = Cdn$1)		1.51	1.59	1.57

18

NORANDA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ millions except as otherwise indicated)

1.    Accounting Policies

  These unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2002 annual consolidated financial statements except as discussed in Note 2 below. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2002 Annual Report.

2.    Change in Accounting Policy

  Effective January 1, 2003, Noranda revised its capitalization of interest policy to harmonize its policies with industry practices and international accounting standards.

  Previously, Noranda capitalized interest that could be identified with major projects until the project achieved commercial production. Under the new policy, interest is capitalized as it arises from indebtedness incurred to finance major projects, either directly or indirectly, until the project achieves commercial production. As a result, an increase to retained earnings of $38 million was recorded at January 1, 2003. The change resulted in a negligible impact to previously reported earnings for the first quarter of 2002 and in additional earnings of $2 million for the 2002 year.

3.    Preferred Share Issue

  On March 25, 2003, Noranda completed an issue of six million Cumulative Preferred Shares, Series H to the public, for gross proceeds of $150 million. The preferred shares carry a 6.5% annual dividend. Proceeds from the issue were applied against the Company's revolving bank debt.

4.    Guarantees

  Effective January 1, 2003, the new CICA Accounting Guideline 14 requires disclosure of certain guarantees binding on corporations. Noranda has determined that it has no material guarantees requiring disclosure under the accounting standard.

5.    Business Restructuring

  Pursuant to its decision to temporarily shut down its Magnesium operation, Noranda recorded in the quarter a charge of $42 million ($30 million after-tax) related to costs to shut down the plant. This charge is reported as Magnesium restructuring costs.

6.    Stock-Based Compensation

  During the first quarter, the Company granted 1,157,500 stock options at a price of $13.82 per share. These options have a 10-year term, vesting 20% per year over the first five years. The compensation expense associated with this stock option series was calculated using the Black-Scholes valuation model, assuming a 8-year term, 25% volatility, a weighted-average expected dividend of 5.79% annually and an interest rate of 4.95%, and is being charged against net income over its vesting period.

  Corporate and general administration to March 31, 2003 include compensation costs of $1 million relating to outstanding options.

7.    Shareholders' Equity

	MAR. 31, 2003	DEC. 31, 2002
Convertible Debentures	$123	$121
Capital Stock	2,911	2,744

	3,034	2,865

Retained Earnings (deficit):
Balance beginning of year	(17)	896
Change in accounting policy (note 2)	38	36

	21	932
Loss	(59)	(698)
Dividends: Common	(48)	(191)
Preferred	(4)	(17)
Other	(3)	(5)

Balance at end of period	(93)	21

Currency Translation and Other	82	82

	$3,023	$2,968

8.    Exchange Gains and Losses

  The majority of Noranda's products are denominated in US dollars or indexed to US dollar prices. In addition, operating costs of Noranda's international assets are also denominated in their local currency and exposed to exchange volatility. Noranda manages its foreign currency exposure by utilizing spot and forward foreign exchange contracts with its banks as counter-parties.

  Noranda's revenues in the period include exchange gains of $5 million compared with losses of $12 million in the same quarter of 2002.

9.    Post-employment costs

  Noranda's post-employment benefit expense for the period ended March 31, 2003 was $33 million (March 31, 2002 — $26 million) which included $25 million for its pension benefit plans and $8 million for other benefit plans (March 31, 2002 — $18 million and $8 million respectively).

  At March 31, 2003, Noranda's pension plan assets were $1,804 million (Dec 2002 — $1,872 million) while obligations were $2,181 million (Dec. 2002 — $2,203 million).

10.  Subsequent Event

  Subsequent to March 31, 2003, Noranda has approved the issue of a further $150 million of preferred shares (to be issued prior to April 30, 2003), pursuant to a previously announced underwriting commitment provided by Brascan Corporation. These preferred shares will pay an 8% annual dividend and will be redeemable by Noranda at any time without penalty. The proceeds will be used to repay debt.

11.  Comparative Figures

  The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 consolidated statements.

12.  Segmented Information

  Noranda has five operating segments: Aluminum, Canadian Copper and Recycling, Copper, Nickel and Zinc. Operating results are presented below:

	Three Months ended March 31, 2003
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$258	477	300	433	145	(28)	$1,585

Operating expenses
Cost of operations	136	166	114	220	86	18	740
Purchased raw materials	91	305	79	96	71	(55)	585
Corporate and general administration	—	—	—	—	—	18	18
Exploration	—	—	2	3	—	1	5
Research and development	—	—	—	2	—	3	5
Other operating income	—	—	—	—	—	(3)	(3)

	227	471	195	320	157	(18)	1,352

Operating income (loss) before depreciation and restructuring costs	31	6	105	113	(12)	(10)	233
Depreciation, amortization and reclamation	16	28	51	42	22	14	173
Magnesium and other restructuring costs	—	—	—	—	—	43	43

Operating Income (loss)	$15	(22)	54	71	(34)	(67)	$17

Interest expense, net							(58)
Tax recovery							9
Minority interest in earnings of subsidiaries							(27)

Net loss							$(59)

Total assets, excluding cash, cash equivalents and future tax assets	$1,186	2,082	3,445	2,182	730	946	$10,571

Capital investments	$7	33	66	17	—	29	$152

	Three Months ended March 31, 2002
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$256	635	292	271	200	(19)	$1,635

Operating expenses
Cost of operations	133	200	126	153	123	34	769
Purchased raw materials	92	416	61	48	59	(62)	614
Corporate and general administration	—	—	—	—	—	20	20
Exploration	—	1	3	5	1	1	11
Research and development	—	—	1	3	1	2	7

	225	617	191	209	184	(5)	1,421

Operating income (loss) before depreciation	31	18	101	62	16	(14)	214
Depreciation, amortization and reclamation	15	31	50	45	27	14	182

Operating Income (loss)	$16	(13)	51	17	(11)	(28)	$32

Interest expense, net							(35)
Tax recovery							23
Minority interest in earnings of subsidiaries							(12)

Net income							$8

Total assets, excluding cash, cash equivalents and future tax assets	$1,298	2,075	3,603	2,232	1,125	1,629	$11,962

Capital investments	$12	39	63	29	3	51	$197

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NORANDA INC. CONSOLIDATED RESULTS ($ millions)
NORANDA INC. CONSOLIDATED BALANCE SHEETS ($ millions)
NORANDA INC. CONSOLIDATED STATEMENTS OF CASHFLOWS ($ millions)
NORANDA INC. PRODUCTION VOLUMES
NORANDA INC. SALES VOLUMES & REALIZED PRICES
NORANDA INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ millions except as otherwise indicated)